FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The Quarterly Report 2002 (January – March) dated 13 May 2002 which was published in Hong Kong newspapers on 14 May 2002 and despatched to shareholders on 21 May 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ____________________
Name: April Chan
Title: Deputy Company Secretary

Date: 21 May 2002

CLP Holdings Limited
147 Argyle Street, Kowloon, Hong Kong.

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the three months ended 31 March 2002 are summarised below:

Highlights

	3 months ended 31 March		
	2002	2001	Increase/ (decrease)
Turnover, HK$ million	**5,043**	4,890	3.1%
Interim dividend, HK$ per share	**0.38**	0.35	8.6%
Electricity sold, kWh million			
Kowloon and New Territories	**5,265**	5,322	(1.1)%
Including sales to the Chinese mainland	**5,736**	5,537	3.6%

Hong Kong Electricity Business

Compared with the same period in 2001, electricity sales to the local sectors for the three months ended 31 March 2002 have increased (decreased) as follows:

Residential	1.3%
Manufacturing	(13.1)%
Commercial	(0.2)%
Government & Others	1.9%

Local sales decreased 1.1% for the quarter. This decline reflected weakness in certain economic sectors, but was also significantly affected by a technical factor in the form of shortening of the billing period of customer accounts due to an extended holiday period at the end of March. However, a subsequent catch-up effect related to the billing period combined with abnormally warm weather in April indicates an upturn in local sales with positive growth of 3.6% for the four months to 30 April 2002, compared with the corresponding period in the previous year.

Guangdong Guang-Dian Power Grid Group Company Limited continued its purchase of electricity from CLP Power. The combined sales to Guangdong and Shekou in the quarter showed a remarkable 119% growth compared to the same quarter last year. As a result, CLP Power's total electricity sales in the first quarter grew by 3.6%. Taking into account strong sales to the Mainland during April, total sales growth reached 9.4% in the four months to 30 April 2002.

Regional Electricity Businesses

Chinese Mainland

The operation of the 3,000MW joint venture in Shandong Province, in which CLP Power China (CLP-PC) holds a 29.4% interest, has been satisfactory. Shiheng I (2x300MW) and II (2x300MW) Power Stations maintained their First Class Power Station title and were awarded the ISO 14001 Certification, signifying CLP and its partners' commitment to environmental protection. The construction of Heze II Power Station (2x300MW) and Liaocheng Power Station (2x600MW) is progressing well, to budget and ahead of schedule. We anticipate that Heze II will start commercial operation this year.

The operation of CLP Guohua Power Company Limited, which owns three operating power stations with a total installed capacity of 2,100MW in the Beijing-Tianjin-Tangshan area and in which CLP-PC holds a 49% interest, has been satisfactory. New tariffs for these power stations have been approved for implementation by the Chinese mainland authorities.

Asia-Pacific Region

CLP Power International (CLP-PI) has finalised its acquisition of Powergen's generating assets in Asia Pacific after completing the purchase of an 88% interest in Gujarat Powergen Energy Corporation Limited (GPEC) through its 80/20 joint venture with Powergen in India. GPEC is the owner and operator of a 655MW gas-fired power station in Gujarat, India.

In addition to the 88% interest in GPEC in India, the CLP-PI/Powergen joint ventures hold a 92% interest of Yallourn Energy Pty Limited in Australia and a 50% interest of BLCP Power Limited in Thailand. CLP-PI has now acquired effectively 1,528 equity MW of installed generating capacity and 574 equity MW of capacity under development in the Asia-Pacific Region.

Customer Service Award

In January 2002, CLP Power's continuing efforts to improve customer service were recognised through the Hong Kong Association for Customer Service Excellence Awards. CLP Power outperformed competitors and won the overall champion, Customer Service Excellence Functional Award as well as other awards for customer service, hotline service and field service.

Annual General Meeting/Extraordinary General Meeting

The Fourth Annual General Meeting and an Extraordinary General Meeting of the Company were held on 25 April 2002 and the Minutes of the Meetings accompany this Report. The proceedings of these Meetings can be seen at the Corporate Governance or Investor Relations sections on the Company's website (www.clpgroup.com).

Share Premium Reduction

At the Extraordinary General Meeting, Shareholders approved the Special Resolution to reduce the share premium account in order to increase the distributable reserve of the Company. The Share Premium Reduction is conditional upon the issue of a Confirming Order by the Court. The Court process has been initiated and Shareholders will be informed of the effective date of the Share Premium Reduction in due course.

Dividend

Directors today declared the first interim dividend for 2002 of HK$0.38 per share payable on 14 June 2002 to Shareholders registered as at 4 June 2002. The dividend of HK$0.38 per share (2001: HK$0.35 per share) is payable on all shares of HK$5.00 each in issue as at 4 June 2002 after deducting any shares repurchased and cancelled up to the same date.

As of 31 March 2002, 2,408,245,900 shares of HK$5.00 each were in issue after deducting 13,240,500 shares repurchased and cancelled during the period covered by this Report.

The Register of Shareholders will be closed on 4 June 2002. To rank for this dividend, all transfers should be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 3 June 2002.

The Hon. Michael D. Kadoorie
Chairman of the Board of Directors

Hong Kong, 13 May 2002

This Report is also available at the Corporate Governance or Investor Relations sections on the Company's website (www.clpgroup.com).

2002年季度報告

(1月至3月)

中電控股

CLP Holdings

中電控股有限公司
香港九龍亞皆老街147號

各位股東：

中電控股有限公司（公司）截至2002年3月31日止3個月的業務情況概述如下：

摘要

	截至3月31日止的3個月內		
	2002	2001	增加／（減少）
營業額，百萬港元計	**5,043**	4,890	3.1%
中期股息，每股港元計	**0.38**	0.35	8.6%
售電，百萬度計			
九龍和新界	**5,265**	5,322	(1.1)%
包括向中國內地售電	**5,736**	5,537	3.6%

香港的電力業務

截至2002年3月31日止的3個月內，本地售電量與2001年同期比較增加（減少）如下：

住宅	1.3%
製造業	(13.1)%
商業	(0.2)%
政府及其他機構	1.9%

首季的本地售電量減少1.1%。售電量下降除反映部分經濟活動疲弱外，3月底的漫長假期亦使帳戶發單期縮短，有關的技術性因素對售電量構成重大影響。但本地售電量在計算發單期的滯後數字，以及4月份異常溫暖的天氣後，則重上升軌。截至今年4月30日止4個月的本地售電量與去年同期比較，增加3.6%。

廣東省廣電集團有限公司繼續向中華電力購電，首季售予廣東省及蛇口的電量與去年同期比較，大幅增加119%，因此，中華電力首季的總售電量亦上升了3.6%。若包括4月份售予內地可觀的電量在內，截至2002年4月30日止4個月的總售電量增加達9.4%。

中國及亞太區的電力業務

中國內地

中华电力（中国）持有山東省3,000兆瓦合作項目的29.4%權益，該項目進展持續良好。石橫1期及2期發電站（分別擁有兩台各300兆瓦的機組）繼續保持"國內一流電廠"的榮譽，並獲頒ISO 14001證書，體現中電及其合作夥伴對保護環境的承諾。菏澤2期電站（擁有兩台各300兆瓦機組）及聊城電站（擁有兩台各600兆瓦機組）工程進展順利，不但成本符合預算，進度亦較預期為早。菏澤2期電站將可望於今年投入商業運行。

中华电力（中国）持有中電國華電力股份有限公司49%權益，該公司運作良好，在北京、天津及唐山地區擁有3家已投產的電站，總裝機容量達2,100兆瓦。中國政府已批准上述電站實施新電價。

亞太區

中電國際透過與Powergen在印度的合營企業（分別佔80%及20%權益）收購Gujarat Powergen Energy Corporation Limited (GPEC)的88%權益後，中電國際已完成收購Powergen在亞太區的發電資產。GPEC擁有及營運位於印度古加拉特邦一家655兆瓦的燃氣發電廠。

中電國際與Powergen組成的合營企業除持有印度GPEC的88%權益外，還持有澳洲雅洛恩能源有限公司的92%權益，以及泰國BLCP Power Limited的50%權益。中電國際在亞太區所收購的淨權益，以裝機容量計算為1,528兆瓦，而發展中的容量則為574兆瓦。

顧客服務大獎

2002年1月，中華電力表現突出，榮獲多項香港優質顧客服務協會獎項，包括最傑出服務團隊獎、櫃員服務團隊獎冠軍，以及熱線電話服務和外勤服務等顧客服務獎項，顯示中華電力在不斷提高客戶服務方面的努力獲得認同。

股東周年大會／股東特別大會

本報告隨附2002年4月25日第4屆股東周年大會及股東特別大會的會議記錄，如欲知悉有關大會的過程，請瀏覽公司網站的「企業管治」或「投資者關係」欄目，公司網址為www.clpgroup.com。

減少股本溢價

於股東特別大會上，股東通過特別決議案減少股本溢價帳，以增加公司的可供分派儲備。減少股本溢價須待法院頒令確認後方可作實。中電控股已將有關申請提呈法院考慮，並將於稍後通知股東減少股本溢價的生效日期。

股息

董事會今日宣布派發2002年第1期中期股息每股0.38港元，此股息將於2002年6月14日派發予2002年6月4日已登記在股東名冊內的股東。此項每股0.38港元的股息（2001年的股息為每股0.35港元），將按照截至2002年6月4日經扣除公司所購回及註銷的任何股份後，在該日已發行的所有每股面值5.00港元的股份派發。

於2002年3月31日，經扣除本報告期間所購回及註銷的13,240,500股股份後，公司已發行每股面值5.00港元的股份為2,408,245,900股。

公司將於2002年6月4日暫停辦理股份過戶登記手續。凡擬收取此項股息的人士，務請於2002年6月3日星期一下午4時前，將過戶文件送達香港皇后大道東183號合和中心17字樓公司股份過戶處香港中央證券登記有限公司辦理過戶手續。



董事會主席
米高嘉道理

香港，2002年5月13日

本報告可於公司網站的「企業管治」或「投資者關係」欄目瀏覽，公司網址為www.clpgroup.com。